1(212) 318-6052

christophertafone@paulhastings.com

November 13, 2015	27226.00008

VIA EDGAR

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Matthews International Funds (the “Trust” or “Registrant”)

File Nos.: 033-78960 and 811-08510

Dear Ms. Dubey:

This letter responds to your comments communicated to the undersigned by telephone on October 26, 2015, with respect to Post-Effective Amendment No. 62 to the Registration Statement on Form N-1A (the “Registration Statement”) of the Trust made for the purpose of registering shares of a new series of the Trust, the Matthews Asia Value Fund (the “Fund”), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2015 (SEC Accession No. 0001193125-15-321325).

The Registrant’s responses to your comments are reflected below. We have restated the substance of your comments to the best of our understanding. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

Comment 1. On page 1, Fees and Expenses of the Fund, please show the Distribution (12b-1) fees as 0.00% instead of a dash. In a footnote to this line item, please disclose that the 12b-1 plan is inactive but may be reactivated without shareholder approval and state what the fee would be. Also, please include such disclosure later in the prospectus as required by Form N-1A.

Response 1. Comment accepted. The Registrant has revised the fee table and added prospectus disclosure as requested.

Comment 2. On page 1, Fees and Expenses of the Fund, footnote #2 discusses termination of the expense limitation arrangement “at any time by the Board of Trustees or the Trust on behalf of the Fund.” Please clarify what is meant by termination by the “Trust.” Who is the “Trust?”

Paul Hastings LLP | 75 East 55th Street | New York, NY 10022

t: +1.212.318.6000 | www.paulhastings.com

November 13, 2015

Response 2. Comment accepted. The Registrant has revised the disclosure to more definitively state that the expense limitation arrangement can be terminated by the Board of Trustees on behalf of the Fund (i.e., the Trust) on 60 days written notice to Matthews.

Comment 3. On page 6, Principal Investment Strategy, the disclosure states that the Fund may hold convertible securities. Please confirm whether the Fund intends to invest in contingent convertible securities.

Response 3. Comment accepted. The Fund does not currently intend to invest in contingent convertible securities.

Comment 4. On page 6, Principal Investment Strategy, the disclosure states that “…Matthews also believes that some types of funds that employ a value investing approach, such as the Fund, may benefit from holding cash under certain market conditions….” Please describe the types of market conditions that may necessitate holding cash.

Response 4. Comment accepted. The Registrant has added the disclosure as requested (see below).

Although Matthews generally believes that investors benefit in the long term when their assets are fully invested, Matthews also believes that some types of funds that employ a value investing approach, such as the Fund, may benefit from holding cash under certain market conditions (e.g., when Matthews considers equity markets to be overvalued) so that the Fund could deploy capital during market downturns.

Comment 5. On page 3, Principal Risks of Investment, please consider renaming the risk “Political, Social and Economic Risks” to include a reference to “Asia”:

Response 5. Comment accepted. The Registrant has amended the risk disclosure as requested.

Comment 6. On page 3, Principal Risks of Investment, please disclose the maturity and credit quality policies with respect to the Fund’s investments in convertible securities.

Response 6. Comment accepted. The Registrant has amended the risk disclosure as requested (see below).

The Fund may invest in convertible securities of any maturity and in those that are unrated or would be below investment grade if rated. Therefore, credit risk may be greater for the Fund than for other funds that invest in higher-grade securities.

Comment 7. On page 3, Past Performance, the Fund’s primary benchmark index is MSCI All Country Asia ex Japan Index. Please state why this index is appropriate for the Fund given that its principal investment strategy includes investments in Japan. Would a different index that includes Japan be more appropriate?

November 13, 2015

Response 7. Comment accepted. The MSCI All Country Asia Index that includes Japan is less comparable because of the heavy weighting of Japanese issuers (49% as of 10/31/2015). The Fund’s expected limited exposure to Japan (normally 10% or less) makes this index far more comparable.

Comment 8. On page 6, Principal Investment Strategies, please eliminate references to “Pacific” because the Fund’s investments are primarily in Asia.

Response 8. Comment accepted. The Registrant has revised the disclosure as requested.

Comment 9. On page 6, Non-Principal Investment Strategies, please consider moving this heading since the investment approach is not a non-principal investment strategy.

Response 9. Comment accepted. The Registrant has revised the disclosure as requested.

Comment 10. On page 17, Management of the Fund, the advisory fee schedule shown does not match the proposed advisory fee set forth in the fee table. Additionally, the administration and shareholder services fee schedule shown does not match the proposed administration and shareholder services fee shown in the fee table. Please explain or reconcile these fees.

Response 10. The fee schedules apply breakpoints based on the combined assets of all included funds rather than just the Fund. The fee table accurately states the fees expected to apply under these fee schedules.

Comment 11. On page 17, Management of the Fund, please clarify what class specific expenses are. Also, please include such disclosure in the footnote to the fee table.

Response 11. Comment accepted. The Registrant has revised the risk disclosure as requested (see below).

Matthews International Capital Management, LLC (“Matthews”) has contractually agreed (i) to waive fees and reimburse expenses to the extent needed to limit Total Annual Fund Operating Expenses (excluding Rule 12b-1 fees, front-end or contingent deferred loads, taxes, interest, brokerage commissions, short sale dividend expenses, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation) of the Institutional Class to 1.25% first by waiving class specific expenses (i.e., Rule 12b-1 fees or shareholder service fees specific to a particular class) of the Institutional Class and then, to the extent necessary, by waiving non-class specific expenses of the Institutional Class, and (ii) if any Fund-wide expenses (i.e., expenses

November 13, 2015

that apply to both the Institutional Class and the Investor Class) are waived for the Institutional Class to maintain the 1.25% expense limitation, to waive an equal amount (in annual percentage terms) of those same expenses for the Investor Class.

Comment 12. On page 18, Management of the Fund, please confirm supplementally that the effect of the fee waiver letter agreement is not reflected in the fee table.

Response 12. Comment accepted. The Registrant so confirms with respect to the Fund.

Comment 13. On page 20, Purchasing Shares, please delete the word “generally” from the sixth sentence of the second paragraph as well as the last two sentences of that same paragraph as these disclosures are inconsistent with Rule 22c-1(a).

Response 13. Comment acknowledged. The Registrant has retained the word “generally” and the disclosure about late transmittals by intermediaries. The Registrant cannot process an order at a given day’s NAV if the intermediary does not timely transmit the order. The disclosure is appropriate because that problem sometimes occurs when intermediaries have operational problems.

Statement of Additional Information (“SAI”)

Comment 14. On the cover page, please include only one date for the SAI in accordance with Rule 423 of the Securities Act of 1933, as amended, and General Instruction C.3 of Form N-1A.

Response 14. Comment accepted. The Registrant has revised the cover page of the SAI as requested.

Comment 15. On page 17, Additional Investment Strategies, please confirm supplementally that investing in convertible securities is a principal investment strategy of the Fund.

Response 15. Comment accepted. The Registrant so confirms.

Comment 16. On page 37, Officers Who Are Not Trustees, please explain why some officers are not included in the officer table.

Response 16. Comment accepted. The Registrant has amended the disclosure in the table to include the other Vice Presidents of the Trust. The Registrant has not included the Assistant Treasurers in the table as such officers are not required to be included in the table pursuant to Item 17, Instruction 1(d) of the Form N-1A.

Comment 17. On page 62, Principal Underwriter in the United States, please revise the disclosure to state that the Fund’s Underwriter cannot be indemnified for willful misfeasance, bad faith, or gross negligence, in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under the distribution agreement, in accordance with Section 17(i) of the Investment Company Act of 1940, as amended.

November 13, 2015

Response 17. Comment accepted. The Registrant has amended the disclosure as requested.

*    *    *    *    *

The Registrant hereby acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The Registrant may not assert the staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Sincerely,

/s/ Christopher J. Tafone

Christopher J. Tafone

for PAUL HASTINGS LLP

cc:	Todd Lee, Senior Counsel